Exhibit 99.5

ASIA ENTERTAINMENT & RESOURCES LTD.

UP TO 20,225,582 ORDINARY SHARES
ISSUABLE UPON EXERCISE OF TRANSFERABLE RIGHTS
TO SUBSCRIBE FOR SUCH SHARES

NOMINEE HOLDER CERTIFICATION

The undersigned, a bank, custodian bank or other nominee holder (the “Nominee Holder”) of rights (the “Subscription Rights”) to purchase ordinary shares, par value $0.0001 per share (the “Shares”) of ASIA ENTERTAINMENT & RESOURCES LTD. (the “Company”), pursuant to the rights offering described in the Company’s prospectus supplement dated June 4, 2013 and the accompanying prospectus (the “Prospectus”), hereby certifies to the Company and Continental Stock Transfer & Trust Company, as subscription agent for the rights offering, that the undersigned has exercised, on behalf of the beneficial owners thereof (which may include the undersigned), the Subscription Rights to subscribe for the number of Shares specified below:

NUMBER OF SHARES OWNED ON RECORD DATE	NUMBER OF SHARES SUBSCRIBED FOR PURSUANT TO SUBSCRIPTION RIGHT
1.
2.
3.
4.
5.

[Certification continues on the following page]

Name of Broker, Custodian Bank or Other Nominee

By:	Authorized Signature
Name:	(please type or print)

Provide the following information if applicable:

Depository Trust Company (“DTC”)
Participant Number

Participant

By:	Name: Title:

DTC Subscription Confirmation Numbers